UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ____________to ____________

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN (FORMERLY BIG LOTS, INC. SAVINGS PLAN AND TRUST)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC. 300 Phillipi Road, P.O. Box 28512 Columbus, Ohio 43228-0512 (614) 278-6800

Big Lots Savings Plan
(Formerly Big Lots, Inc.
Savings Plan and Trust)

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedule as of December 31, 2004, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004	10

SIGNATURE	11

EXHIBIT:

Consent of Independent Registered Public Accounting Firm
EX-23

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of the Big Lots Savings Plan
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) (formerly Big Lots, Inc. Savings Plan and Trust) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dayton, Ohio
June 27, 2005

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

Assets
Investments:
Big Lots, Inc. common shares, at fair value	$27,338,982	$32,638,977
Common/Collective trusts, at fair value	36,490,837	34,595,590
Mutual funds, at fair value	35,540,133	29,203,908
Participant loans, at contract value	6,581,850	6,050,179

Total investments	105,951,802	102,488,654

Receivables:
Company contribution	5,172,498	4,543,550
Participant contributions	121,976	425,413

Total receivables	5,294,474	4,968,963

Total assets	111,246,276	107,457,617

Liabilities
Administrative expenses payable	53,243	38,369

Total liabilities	53,243	38,369

Net assets available for benefits	$111,193,033	$107,419,248

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation	$(670,271)	$10,997,627
Dividends	273,762	284,357
Interest	331,132	316,775

Total investment income	(65,377)	11,598,759

Contributions:
Company	5,171,945	4,544,258
Participant	8,871,279	8,020,446
Rollover	229,888	604,347

Total contributions	14,273,112	13,169,051

Total additions	14,207,735	24,767,810

Deductions from net assets attributed to:
Benefits paid to participants	10,220,511	7,588,175
Administrative expenses	213,439	261,532

Total deductions	10,433,950	7,849,707

Net increase	3,773,785	16,918,103

Net assets available for benefits:

Beginning of year	107,419,248	90,501,145

End of year	$111,193,033	$107,419,248

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) (formerly Big Lots, Inc. Savings Plan and Trust) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings, to facilitate employee ownership, and to provide benefits during the employee’s participation in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee — American Express Trust Company (the “Trustee”) serves as the trustee of the Plan.

Administration — Big Lots, Inc. (the “Company”) has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are subject to certain limitations. The Company matching contribution is 100 percent of the first 2 percent and 50 percent of the next 4 percent of participant contributions. The Company matching contribution is made in Company common shares and is allocated to each participant who (a) is an active participant and is employed by the Company on December 31 of the Plan year (including a participant who is on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retires, becomes disabled, or dies during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2004 or 2003.

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

Administrative Expenses — The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.

Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after 5 years of credited service as follows:

Years of Service	Vested Percentage

Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 1/2 and has a vested interest value of at least $5,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus 1 percent using the rate stated in The Wall Street Journal on the first business day of the month. Loan repayments, including interest and applicable loan fees, are typically through regular payroll deductions. The loan balance may be paid off at any time without penalty.

Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. At December 31, 2004, forfeited nonvested accounts totaled $169,000. Employer contributions and Plan expenses were reduced by $174,000 and $130,000 in 2004 and 2003, respectively, from forfeited nonvested accounts.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments — Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the respective quoted market prices for common shares and mutual funds. Investments in common/collective trusts are valued at fair value as estimated by the Trustee. Participant loans are valued at contract value plus accrued interest, which approximates fair value. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Income Recognition — Purchases and sales of securities are recorded on a settlement-date basis. The fair value of the securities purchased or sold just before the financial statement date does not change significantly from the trade date, and the purchases or sales do not significantly affect the composition of the Plan’s assets available for benefits. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits — Benefit payments are recorded when paid.

C.	TAX STATUS

The Plan obtained its latest determination letter on August 4, 2003, in which the Internal Revenue Service stated that the Plan was designed in accordance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan continues to qualify under Section 401(a) of the Code and continues to be tax exempt as of December 31, 2004. No provision for income taxes has been included in the Plan’s financial statements.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

D.	INVESTMENTS

The fair value of individual investments that represent 5 percent or more of Plan net assets at December 31, 2004 and 2003 are as follows:

	2004	2003

Big Lots, Inc. common shares: 2,253,832 and 2,296,902 shares, respectively	$27,338,982	$32,638,977

American Express Trust Income Fund II: 1,270,145 and 1,242,890 shares, respectively	31,277,822	29,625,227

Davis New York Venture Fund: 391,533 and 375,324 shares, respectively	12,016,764	10,328,917

American Express Growth Fund: 270,991 and 259,447 shares, respectively	7,314,060	6,442,076

Participant loans, at contract value	6,581,850	6,050,179

Artisan International Fund: 274,222 and 259,344 shares, respectively	6,071,283	4,904,200

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2004	2003

Mutual funds	$3,233,875	$5,570,978
Common/Collective trusts	1,186,861	1,706,117
Big Lots, Inc. common shares	(5,091,007)	3,720,532

Net (depreciation) appreciation	$(670,271)	$10,997,627

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

F.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan years ended December 31, 2004 and 2003, were not material.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2004 and 2003, to Form 5500:

	2004	2003

Participant loans, at contract value per the financial statements	$6,581,850	$6,050,179
Less: Certain deemed distributions of participant loans	(155,746)	(148,834)

Participant loans per Form 5500	$6,426,104	$5,901,345

Net assets available for benefits per the financial statements	$111,193,033	$107,419,248
Less: Certain deemed distributions of participant loans	(155,746)	(148,834)

Net assets available for benefits per Form 5500	$111,037,287	$107,270,414

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2004, to Form 5500 net income:

Net increase in assets per the financial statements	$3,773,785
Add: Certain deemed distributions of participant loans at December 31, 2003	148,834
Less: Certain deemed distributions of participant loans at December 31, 2004	(155,746)

Net income per Form 5500	$3,766,873

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$10,220,511
Less: Previously deemed loans offset by total distributions	(44,918)

Benefits paid to participants per Form 5500	$10,175,593

H.	SUBSEQUENT EVENTS

Effective January 1, 2005, the Company amended and restated the Plan and changed its name from the Big Lots, Inc. Savings Plan and Trust to the Big Lots Savings Plan.

Big Lots Savings Plan
(Formerly Big Lots, Inc. Savings Plan and Trust)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor	(c) Description of investment including	(d) Cost	(e) Current
	or similar party	maturity date, rate of interest, collateral, par,		value
		or maturity value

*	Big Lots, Inc.	Common shares: 2,253,832 shares	$22,688,468	$27,338,982

	Common/Collective trusts:
*	American Express Funds	Trust Income Fund II: 1,270,145 shares	28,808,608	31,277,822
*	American Express Funds	Trust Balanced Fund II: 507,033 shares	4,480,060	4,881,712
*	American Express Funds	Money Market II Fund: 330,863 shares	330,863	331,303

	Total common/collective trusts		33,619,531	36,490,837

	Mutual funds:
	Davis New York Funds	Venture Fund: 391,533 shares	9,785,456	12,016,764
*	American Express Funds	Growth Fund: 270,991 shares	6,498,400	7,314,060
	Artisan Funds	International Fund: 274,222 shares	4,969,175	6,071,283
*	American Express Funds	S&P 500 Index Fund: 835,567 shares	3,411,645	3,910,455
*	American Express Funds	Selective Fund: 291,256 shares	2,524,842	2,531,014
	Neuberger Berman	Focus Trust Fund: 43,465 shares	1,154,990	1,203,989
	Franklin Templeton Investments	Small-Mid Cap Growth Fund: 34,284 shares	1,029,654	1,171,141
	RS Investments	Emerging Growth Fund: 27,934 shares	807,670	903,955
	AIM Investments	Dynamics Fund: 25,301 shares	369,861	417,472

	Total mutual funds		30,551,693	35,540,133

*	Participant loans	Interest bearing at Prime plus 1 percent; maturing at various dates through 2009	6,426,104	6,426,104

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$93,285,796	$105,796,056

     *  Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN (FORMERLY BIG LOTS, INC. SAVINGS PLAN AND TRUST)
Dated: June 29, 2005	By:	/s/ Brad A. Waite
Brad A. Waite
Executive Vice President